UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 31, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, October 31, 2019.

DAL N° 1393/19

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Material Fact. Section 3, Chapter I, Title XII of Comisión Nacional de Valores Rules.

Dear Sirs,

I am addressing you as the Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that in its meeting held today, the Board of Directors approved the following:

1)

Pursuant to the delegations granted by the General and Special Shareholders’ Meeting held on October 17, 2019, to distribute among shareholders as from November 13, 2019 and in proportion to their holdings, TGS’ treasury shares timely acquired by the Company for a total of 29,444,795 book-entry common shares, with a face value of AR$1 per share and entitled to one vote each.

The distribution of shares represents 0.038487388 shares per outstanding common share and 0.19243694 per outstanding ADR, accounting for 3.706% of TGS’ capital stock, which amounts to $794,495,283 and 3.8487388% of TGS’ outstanding capital of $ 765,050,488. When applicable, the corresponding income tax withholding shall be made (pursuant to Section 46 of the Income Tax Act and Section 66.2 of the Regulatory Decree) (the “Withholding”).

2)

Pursuant to the delegations granted by the General Shareholders’ Meeting held on April 11, 2019, to distribute among shareholders as from November 13, 2019, a cash dividend is AR$ equivalent to 7.5269% of the market value of the 29,444,795 common treasury shares to be distributed, based on the closing quote of TGS shares in the Argentine Stock Exchanges and Markets on November 8, 2019, at which time the percentage of said dividend on the outstanding capital stock and the dividend amount per outstanding share shall be established. This dividend shall be offset –when applicable- by the Withholding to be made in accordance with the distribution of treasury shares mentioned in point 1) above. When applicable, the Withholding on the cash dividend shall be made.

Both payments shall be available as through Caja de Valores S.A. (Argentine Central Securities Depositary), located at 25 de Mayo 362 Ciudad de Buenos Aires, Argentina, Monday to Friday from 10 am to 3 pm. Holders of ADRs shall collect dividends though Citibank, N.A., depositary bank of said receipts.

Yours faithfully,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: October 31, 2019.